Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 8, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Folake Ayoola

          Larry Spirgel

          Division of Corporation Finance

          Office of Trade & Services

Waverley Capital Acquisition Corp. 1

Registration Statement on Form S-1

Filed March 30, 2021

File No. 333-254842

Ladies and Gentlemen:

On behalf of our client, Waverley Capital Acquisition Corp. 1, a Cayman Islands exempted company incorporated with limited liability (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 23, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

June 8, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Risk Factors, page 56

1.

Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company’s shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

Response to Comment 1

The registrant has revised the Registration Statement in response to the Staff’s comment. See page 57 of the Registration Statement.

Risk Factors, page 57

2.

Revise this risk factor to highlight that the trading price of $10.00 is less than the exercise price of the warrants ($11.50) and may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them. In addition, revise your description of the warrants under “Description of Securities” to explain the purpose of the warrant redemption feature when your stock is trading at your IPO price versus your reasons for the redemption feature when your stock is trading at $18 per share.

Response to Comment 2

The registrant has revised the Registration Statement in response to the Staff’s comment. See pages 59 and 155 of the Registration Statement.

Dilution

3.

Please check the calculation for your increase in pro forma net tangible book value attributable to public shareholders both with and without over-allotment. Please make revisions as necessary or tell us how you calculated these amounts.

Response to Comment 3

The registrant has revised the Registration Statement in response to the Staff’s comment. See page 88 of the Registration Statement

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Securities and Exchange Commission

June 8, 2021

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373 3309 or Christodoulos Kaoutzanis at (212) 373-3445.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission Lisa Etheredge Robert Littlepage Waverley Capital Acquisition Corp. 1
Daniel Leff Alan Henricks Akin Gump Strauss Hauer & Feld LLP Alice Hsu, Esq. Lucas Torres, Esq.